

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 14, 2017

Via E-Mail
Hui Liu Ping
President
Arcom
Yanggu'ao Town, Lei Feng Village, Unit 4, No. 20
Hunan Province, Longhui County 422200
China

Re: Arcom
Amendment No. 4 to Registration Statement on Form S-1
Filed April 12, 2017
File No. 333-215459

Dear Ms. Ping:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2017 letter.

Exhibit 23.1

1. It appears that the consent of your independent registered public accounting firm is not appropriately dated. Please have your independent registered public accounting firm provide a currently dated consent.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction